UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 19, 2011**

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA	**24541**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

American National Bankshares Inc. ("Company") held its annual shareholders' meeting on May 17, 2011. There were 5,889,191 shares of common stock entitled to vote at the Annual Meeting, of which 3,728,852 shares were present in person or by proxy. At the annual meeting, our shareholders (i) elected each of the persons listed below to serve as a Class III director of the Company for a three-year term expiring at the 2014 annual meeting of shareholders, (ii) approved executive compensation of the Company's named executive officers as disclosed in the proxy statement, and (iii) selected by advisory vote the frequency of future advisory votes on executive compensation.

Our independent inspector of elections reported the vote of the shareholders as follows:

Proposal 1: Election of Class III Directors

Nominees	Votes For	Votes Against	Abstentions	Broker Non-Votes
Lester A. Hudson, Jr., Ph.D.	3,488,084	240,768	0	0
Charles H. Majors	3,503,815	225,037	0	0
Martha W. Medley	3,564,336	164,516	0	0
Dan M. Pleasant	3,565,090	163,762	0	0

Proposal 2: Approval of Executive Compensation as Disclosed in the Proxy Statement

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,272,974	273,923	181,955	0

Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

One Year	Two Years	Three Years	Abstentions	Broker Non-Votes
3,065,643	117,124	325,895	220,190	0

Based on the Board of Director' recommendation in the Proxy Statement and the voting results with respect to the advisory vote on the frequency of future advisory votes on executive compensation, the Company has adopted a policy to hold an advisory vote on executive compensation annually.